LAWRENCE HUNT

The best of athletic wear in a dress shirt.

www.lawrencehunt.co

Contact: Jeff Schattner (jeff@lawrencehunt.co)

Problem

- Professional wear has not effectively evolved with the active lifestyle of today's workforce

- There is a need for modern professional clothing that can hold up in the boardroom, but has the performance benefits of active wear found in athletic apparel, i.e. breathable, moisture-wicking, anti-order, non-iron, etc.



Solution



- **Redesign and reinvent the dress shirt**
  - Integrate performance fabric technology with a traditional 100% cotton dress shirt, creating a hybrid shirt that combines the benefits of both fabrics.

- **Pending design patent**

- **Pending utility method patent**

Traction



Monthly Units

Monthly Sales vs Ad Spend



Customer Validation

On a scale of 1-10, how likely are you to recommend LH shirts to a friend or colleague?
(n = 73)



Customer Validation



Would you buy a LH shirt again?
(n=73)

Timeline

- September 2016 – Accepted as one of 15 companies to University of Michigan Accelerator course that prepares technology companies for Series A funding.

- August 2016 – $10,500 of gross sales in August. 160+ units sold on 117 orders

- June 2016 – Announced multi-year endorsement deal with Detroit Tigers' starting catcher, James McCann. Story announced in Inc. Magazine online.
  - *Inc. – Detroit Apparel Company Catches Tigers James McCann As Early Endorser*

- December 2015 – Launched website and first official line of shirts for both men and women

- May 2015 – Beta shirts were featured in Esquire and Maxim Magazines. Described as the "future of dress shirts" in Esquire, and the "ultimate office appropriate work shirt/gym shirt hybrid" in Maxim.
  - *Maxim – Sweat-Proof Dress Shirts Let You Win Summer*
  - *Esquire –The Future of Your Dress Shirts Might Be Less Sweaty*

- April 2015 – Start-up finalist in the Comcast Innovation 4 Entrepreneur competition. Won $10,000 grant.

- 2014 – Raised ~$17,000 on Kickstarter. Top 10 most funded dress shirt ever on Kickstarter.

Brand Ambassadors



- June 2016 – Announced multi-year endorsement deal with Detroit Tigers' starting catcher, James McCann. Story announced in Inc. Magazine online.
  - *Inc. – Detroit Apparel Company Catches Tigers James McCann As Early Endorser*

- Meet James McCann



- In negotiations with two additional celebrity athlete ambassadors

Business Model

- Two brands with four distribution channels

- Fashion line – "Breathe"
  - Business to consumer – Dress shirts and other professional wear sold online between $65 and $90

  - Business to business – Professional wear sold to stores at wholesale.

- Service & Uniform Line – "Standard"
  - Business to consumer – White and black dress shirts sold directly to restaurants or consumers in the service industry. Priced from $25 to $50, depending on order size.

  - Business to business – White and black dress shirts sold directly to uniform distributors

Market Potential

- Business/Performance apparel: Modern men and women. Professionals that care about how they look and present themselves, but want to feel comfortable at the same time. 22-45 year-olds. Active. Athletic. Travel. Work in high pressure jobs. Trend setters.

  - The performance apparel market has grown significantly with brands such as Under Armor, Lulu Lemon, etc. *The business apparel market is the next segment to take advantage of this growing trend*.

- Uniform Industry: OEM dealerships, tradeshows, restaurants, hotels, country clubs, casinos, cruise lines, etc. Service businesses with employees that are on their feet, active, and need professional clothing.

- Other: Groomsmen and wedding goers. Athletic-departments and coaches.

Marketing Strategy

- Fashion Line:
  - Digital advertising – Search and social. Facebook ad optimization, google retargeting. Sponsored posts and ads on targeted websites
  - Traditional advertising – Mix of podcasts, radio, print, etc.
  - Trade Shows – Sales rep and showroom display
  - Celebrity Ambassadors/Influencers – Social media posts

- Uniform Line:
  - Direct sales by sales reps to restaurants
  - Direct sales by sales reps to uniform distributors
  - Strategic Partnerships with developed distribution networks

Competition

- Performance dress shirt Brands
  - Mizzen + Main – Targets males with athletic builds. Made entirely with active-wear. Priced from $125-$145.

  - Ministry of Supply – Targets young professional males, primarily in the tech and marketing industries. Made entirely with active-wear. Priced from $90 - $130.

- Traditional dress shirt brands – Jos. A. Bank, Ralph Lauren, etc.

Professional Apparel Market



Professional   Performance

"Professional Performance"

Differentiation

- Our ***patent-pending process and design*** ensures that no other brand can build a sweat-resistant, performance dress shirt with traditional fabric in the body of the shirt

- Other performance dress shirts on the market are made entirely with active-wear and are not suitable for all industries or body types

- Lawrence Hunt is the dress shirt that uses both traditional dress shirt fabric AND performance fabric. User receives the benefits of both fabrics



Financial Assumptions

- Revenue growth based on marketing spend and customer acquisition cost, beginning with 2016 actuals

- Customer acquisition cost declining by 10% a year, based on industry average re-orders

- Advertising spend increasing monthly.

- Revenue and funding projections based on competitor data

Financial Projections

Income Statement	2016	2017	2018	2019	2020
Units Sold					
Net Revenue	81,072	340,379	1,099,095	3,738,575	14,323,096
Cost of Goods	19,125	71,344	223,907	702,715	2,534,171
Gross Margin	**61,947**	**269,036**	**875,188**	**3,035,859**	**11,788,925**
General and Administrative	32,433	87,820	165,760	257,035	263,389
Sales and Marketing	102,090	225,684	824,012	2,213,542	7,081,112
Research and Development	-	-	159,792	297,294	306,213
Operating Expenses	134,523	313,504	1,149,564	2,767,871	7,650,714
EBITDA	**(72,577)**	**(44,468)**	**(274,376)**	**267,988**	**4,138,211**
Net Income	**(72,868)**	**(46,282)**	**(279,376)**	**139,807**	**2,683,797**
Cash Balance	**123,159**	**1,041,776**	**643,416**	**2,906,724**	**4,809,553**
Aggregate Outside Equity	**215,000**	**1,215,000**	**1,215,000**	**3,715,000**	**3,715,000**
Total FTE	**1**	**1**	**6**	**8**	**8**
Total Online Units	**1,089**	**4,018**	**12,610**	**39,576**	**142,720**

Current Team

- Jeff Schattner – Founder and CEO. Jeff holds a bachelor of business from the University of Michigan – Ross School of Business, and a Master of Accounting from the Ross School of Business. Jeff is a CPA, with more than 10 years experience in various leadership roles in both start-up and fortune 500 companies. Jeff ran a clothing resale business in college and was an inaugural member of The Runway, the first fashion incubator in Michigan.



- John Glase – Head of IT and Business Development. Graduate of University of Michigan. Previously the sixth employee and Head of Business Development at LiveCareer, a leader in the jobs space which now employs over 300 people. Experience in both computer programming and digital marketing.



- Adam Schaefer – Head of Digital Marketing. Graduate of Northwestern. Previously worked as a consultant for Metric Collective, a venture fund based in NYC, working on its digital marketing company, Dandelion.



Advisors, Officers, & Board

- Board of Directors
  - Jeff Schattner – Chairman of Board
  - Dr. David Pinkney – Board member. Masters degree from University of Michigan in Biomaterials. Harvard trained doctor.
  - Michael Schaefer – Board member. CEO, Dawning Associates. Sales and strategy expert with experience building businesses.
- Officers
  - President & Treasurer – Jeff Schattner
  - Secretary – Matthew Cross of Zausmer, August, and Caldwell, PLLC
- Advisors
  - Arcadio Ramirez – SBDC, Michigan. Business Technology Consultant
  - Karen Buschemi – Founder and CEO of Detroit Sewn, and the Detroit Garment Group
  - David Broner – Former Chairman and CEO of Broner Hats

Milestones & Goals

- 12 Months:
  - Continue to prove concept and grow sales
  - Increase inventory and SKUs for both men and women
  - Raise first seed financing round

- 18-24 Months:
  - Add 3-5 staff
  - Add 5-10 more uniform/service whole accounts

Funding to Reach Goals

- $100,000 common stock at a $1,250,000 post-money valuation
- Funding to support continued proof of sales/concept:
  - Inventory Stock
  - Marketing/Design
  - Photography/Videography

Forward-looking Statements

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

www.lawrencehunt.co

or contact Jeff Schattner at jeff@lawrencehunt.co